United States Securities and Exchange Commission

Washington, D.C. 20549

Notice of Exempt Solicitation

Pursuant to Rule 14a-103

1. Name of Registrant:

Genesee & Wyoming, Inc.

2. Name of person(s) relying on exemption:

a.	Calvert Responsible Index Series, Inc. on behalf of Calvert U.S. Large Cap Core Responsible Index Fund, by its investment adviser, Calvert Research and Management.

3. Address of person(s) relying on Exemption:

a.	1825 Connecticut Avenue NW, Suite 400, Washington, DC 20009

4. Written Materials:

Attached are written materials, submitted pursuant to Rule 14a-6(g) promulgated under the Securities Exchange Act of 1934, in connection with a proxy proposal to be voted on at the Registrant’s 2018 Annual Meeting.

IMPORTANT PROXY VOTING MATERIAL

April 20, 2018

Dear Fellow Genesee & Wyoming, Inc. Shareholders,

At the May 23, 2018 annual meeting of shareholders of Genesee & Wyoming, Inc. (“Genesee & Wyoming”) (NYSE: GWR), you will have the opportunity to vote on a proposal asking the company to adopt time-bound, quantitative, company-wide goals for reducing greenhouse gas emissions:

•	THE STOCKHOLDER PROPOSAL REQUESTING GREENHOUSE GAS EMISSION GOALS (Proposal 5) is sponsored by Calvert Research and Management (Calvert)

investment materiality

Greenhouse gas emissions and energy/fuel management are material issues for the railroad sector.1 The Taskforce on Climate-Related Financial Disclosure (TCFD) includes the following guidance related to potential financial impacts of these issues for Rail companies:

•	“Fuel costs and associated emissions are high-priority issues for transportation companies. Understanding how an organization is managing a transition to more efficient equipment will provide insight into potential cost and regulatory impacts.”[2]

•	“Investments in new technologies are needed to manage transition risk. The level of investment provides an indication of the level to which future earning capacity of core business might be affected.”[3]

The SASB’s Rail Standard also includes the following relevant disclosure metrics:

•	“Description of long-term and short-term strategy or plan to manage Scope 1 emissions, emissions reduction targets, and an analysis of performance against those targets.”[4]

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1 TCFD, Implementing the Recommendations of the Task Force on Climate-related Financial Disclosures, June 2017

2 IBID

3 IBID

4 SASB Provision Standard for Rail Transportation, https://www.sasb.org/download-the-standards/

Greenhouse gas emissions present Risk and oportunity

Genesee & Wyoming's most recent 10-K acknowledges that “federal, state and local laws, regulations, restrictions, caps, taxes or other controls on emissions of greenhouse gases including diesel exhaust, could significantly increase our operating costs to comply with these laws and regulations to the extent they apply to our diesel locomotives, equipment, vehicles and machinery or our rail yards.”5

While federal regulatory risks in the United States may be limited in the short-term, the company’s UK/European and Australia operations are governed by their host countries’ participation in the Paris Climate Agreement.6

Locomotive fuel represents a material operating cost for railroads. Improved efficiency can help to reduce costs and protect against fuel price volatility, while reducing greenhouse gas emissions.7

COMPETITIVE ADVANTAGE

Action to reduce greenhouse gas emissions can help Genesee & Wyoming build upon its advantage over trucking, which the company highlights as a primary source of competition.8

•	Railroads can benefit by taking a larger share of a growing freight transportation market and potentially achieve favorable pricing by further establishing themselves as the most fuel-efficient and cost effective.9 10

•	Genesee & Wyoming may be able to attract customers that are increasingly interested in contracting with suppliers that are reducing their climate footprints.[11]

PEERS ARE TAKING ACTION

Canadian Pacific Railways reports in its 2017 CDP climate submission that it has a target to reduce greenhouse gas emissions intensity (kilograms of carbon dioxide equivalent/revenue ton kilometers) and intends to set a science based intensity target.12

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5 Genesee & Wyoming Inc. 2017 Annual Report http://ir.gwrr.com/sites/genesee.investorhq.businesswire.com/files/doc_library/file/2017_GW_Annual_Report_with_Bookmarks.pdf

6 United Nations Treaty Collection: https://treaties.un.org/Pages/ViewDetails.aspx?src=TREATY&mtdsg_no=XXVII-7-d&chapter=27&clang=_en

7 SASB Provision Standard for Rail Transportation, https://www.sasb.org/download-the-standards/

8 Genesee & Wyoming Inc. 2017 Annual Report

9 Bloomberg Intelligence: Genesee & Wyoming Research Primer

10 SASB Provision Standard for Rail Transportation, https://www.sasb.org/download-the-standards/

11 Harvard Business Review: Energy Strategy for the C-suite

12 Canadian Pacific Railway 2017 CDP Submission: http://www.cpr.ca/en/about-cp-site/Documents/cdp-program-submission-2017.pdf

Canadian Pacific Railway highlights the role of fuel efficiency in the competitive landscape: “Our focus on climate change through improvements in locomotive fuel efficiency has allowed us to present a low carbon intensive option to remain competitive with other modes of transportation. We continue to emphasize the need to improve our operational efficiency which will allow us to maintain this advantage into the future.”13

CSX Corporation and Union Pacific Corporation, among the company’s largest interchange partners, have also established goals, and Union Pacific intends to set a science-based emissions reduction target.14

GENESEE & WYOMING’S CURRENT DISCLOSURE

The Genesee & Wyoming website highlights energy efficiency initiatives, but the company does not disclose environmental performance data or goals for improving energy management or reducing greenhouse gas emissions.

BOARD ACTION

The Board of Directors of Genesee & Wyoming has taken a neutral position on our proposal, which shows a laudable openness to investor input. Calvert is appreciative of the Board’s approach.

We urge you to VOTE FOR the Establishment of Greenhouse Gas Emissions Goals (Proposal 5).

Thank you for your support,

Calvert Research and Management

THIS IS NOT A PROXY SOLICITATION AND NO PROXY CARDS WILL BE ACCEPTED

Please execute and return your proxy card according to Genesee & Wyoming’s instructions.

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13 IBID

14 2017 CDP submissions of CSX and Union Pacific